EXHIBIT 2.1
AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT dated as of September 1, 2010 (this "Amendment") to the Agreement and Plan of Merger dated as of April 19, 2010, as amended and restated on May 20, 2010 (the "Agreement"), among DONEGAL ACQUISITION INC. ("DAI"), DONEGAL FINANCIAL SERVICES CORPORATION ("DFSC"), DONEGAL MUTUAL INSURANCE COMPANY ("DMIC"), DONEGAL GROUP INC. ("DGI") and UNION NATIONAL FINANCIAL CORPORATION ("UNNF").

WITNESSETH:

WHEREAS, DAI, DFSC, DMIC, DGI and UNNF, as permitted by Section 10.3 of the Agreement, desire to amend the Agreement to the extent specified in this Amendment;

NOW, THEREFORE, DAI, DFSC, DMIC, DGI and UNNF, in consideration of the agreements and covenants contained in this Amendment and in the Agreement and intending to be legally bound hereby, covenant and agree as follows:

1.             Amendment of Section 1.4(a) of the Agreement.  Section 1.4(a) of the Agreement is hereby amended and restated so that, as amended and restated, said Section 1.4(a) of the Agreement shall read in its entirety as follows:

"1.4         Conversion of UNNF Capital Stock.

(a)           Subject to the provisions of this Agreement each share of common stock, par value $.25 per share, of UNNF ("UNNF Common Stock") issued and outstanding immediately prior to the Effective Time, other than Treasury Shares as defined in Section 1.4(b) and shares held by DMIC or DFSC shall, by virtue of the Parent Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as merger consideration (the "Merger Consideration") 0.2134 of a share (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of DGI currently held by DMIC ("DGI Common Stock") and that amount of cash as equals $8.25 less the value of 0.2134 shares of DGI Class A common stock, based on the average closing price of DGI Class A common stock for the five trading days preceding the Effective Time, but in no event less than $5.05 per share in cash or more than $5.90 per share in cash, and each share of 5% non-cumulative non-voting convertible perpetual preferred stock, Series A, par value $.25 per share, of UNNF (the "UNNF Preferred Stock") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Parent Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as merger consideration an amount of cash and DGI Common Stock equal to the number of shares of UNNF Common Stock into which each share of UNNF Preferred Stock is convertible, multiplied by the Exchange Ratio, provided, however, that Donegal Mutual has no obligation under this Agreement to make available more than 600,000 shares (the "Stock Amount") of DGI Common Stock as Merger Consideration.

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2.             Ratification of Remainder of the Agreement.  Except for the amendment to Section 1.4(a) of the Agreement as set forth in Section 1 of this Amendment, all of the terms and provisions of the Agreement are hereby ratified and confirmed and shall remain in full force and effect.

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IN WITNESS WHEREOF, DAI, DFSC, DMIC, DGI and UNNF, by their officers thereunto duly authorized, have executed this Amendment as of the day and year first above written.

DONEGAL ACQUISITION INC.		DONEGAL GROUP INC.

By:	/s/ Donald H. Nikolaus	By:	/s/ Donald H. Nikolaus
	Donald H. Nikolaus, President		Donald H. Nikolaus, President

DONEGAL FINANCIAL SERVICES CORPORATION		UNION NATIONAL FINANCIAL CORPORATION

By:	/s/ Donald H. Nikolaus	By:	/s/ Mark D. Gainer
	Donald H. Nikolaus, President		Mark D. Gainer, President

DONEGAL MUTUAL INSURANCE COMPANY

By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, President

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